

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Mr. H. Lutz Klingmann
President
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia, V7W 2J5
Canada

   Re: **Golden Queen Mining Co. Ltd.**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 30, 2012
      Schedule 14A Filed April 27, 2012
      Form 10-Q for Fiscal Quarter Ended September 30, 2012
      Filed November 9, 2012
      File No. 000-21777

Dear Mr. Klingmann:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/Tia L. Jenkins

             Tia L. Jenkins
             Senior Assistant Chief Accountant
             Office of Beverages, Apparel, and
             Mining